UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act Of 1934
(Amendment No. 1)

Metro One Telecommunications, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59163F105

(CUSIP Number)

Jan Henrik Ahrnell
General Counsel
TeliaSonera AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000

With a copy to;

Petri Haussila, Esq.
White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 9, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

CUSIP No. 59163F105

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TeliaSonera AB I.R.S. Identification No.: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable (see item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		6,000,000
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		6,000,000
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)

14	TYPE OF REPORTING PERSON

HC

CUSIP No. 59163F105

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Corporation I.R.S. Identification No.: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		6,000,000
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		6,000,000
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 59163F105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Holding B.V. I.R.S. Identification No.: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		6,000,000
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		6,000,000
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)

14	TYPE OF REPORTING PERSON

CO

(1)	Based on the 24,676,462 shares common stock, no par value per share (“Common Shares”) of Metro One Telecommunications, Inc (the “Company”) outstanding on November 6, 2002 as disclosed by the Company in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2002. Sonera Media Holding B.V. purchased 4,000,000 Common Shares pursuant to a Stock Purchase Agreement dated November 8, 2000, by and between Sonera Media Holding B.V. and the Company. As a result of a three-for-two stock split effected by the Company in June 2001, Sonera Media Holding B.V. received an additional 2,000,000 Common Shares in the form of a stock dividend. Sonera Media Holding B.V. transferred the 6,000,000 Common Shares to Sonera Holding B.V. in August 2002.

SCHEDULE 13D

METRO ONE TELECOMMUNICATIONS, INC:

     TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), Sonera Corporation, a Finnish corporation (“Sonera”) and Sonera Holding B.V., a Netherlands corporation (“Sonera B.V.”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 (“Amendment No. 1”) to amend and supplement the Statement on Schedule 13D originally filed on February 2, 2001 (the “Statement”), with respect to the common stock, no par value per share (the “Common Shares”), of Metro One Telecommunications, Inc., an Oregon corporation (the “Company”). As provided in the Joint Filing Agreement filed as Exhibit No. 4 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, to file one Statement on Schedule 13D with respect to their ownership of the Common Shares.

     This Amendment No. 1 is being filed solely to reflect the completion of TeliaSonera’s exchange offer (the “Exchange Offer”) for all the outstanding shares, including shares represented by American Depositary Shares, and certain warrants of Sonera, pursuant to which (1) TeliaSonera acquired approximately 95 percent of Sonera’s shares, (2) Sonera became a 95 percent majority-owned subsidiary of TeliaSonera and (3) TeliaSonera became the ultimate beneficial owner of the Common Shares held of record by Sonera.

     Capitalized terms used but not defined in this Amendment No. 1 have the meaning assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 1.

Item 2. Identity and Background

     The response to Item 2 of the Statement is hereby amended in its entirety to read as follows:

     “This statement is being filed by (i) TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), having its principal executive offices at Mårbackagatan 11, S-123 86 Farsta, Sweden, (ii) Sonera Corporation, a Finnish corporation (“Sonera”), having its principal executive offices at Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland, and (iii) Sonera Holding B.V., a Netherlands corporation and wholly-owned subsidiary of Sonera (“Sonera B.V.”), having its executive offices at Rivium 1e Straat 9, 2909 LE Capelle aan den IJssel, the Netherlands.

     TeliaSonera AB is the largest telecommunications company in the Nordic region. Sonera is the leading provider of mobile communications services and one of the leading providers of domestic, local and long distance and international fixed line voice and data services in Finland. Sonera B.V. is a holding company.

     To the best knowledge of the Reporting Persons as of the date hereof, the name, the business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, is set forth in Schedules I, II and III hereto. The information contained in Schedules I, II, III is incorporated herein by reference.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers listed in Schedule I, II or III hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration

     The response to Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph to the end thereof:

     On December 9, 2002, TeliaSonera completed the Exchange Offer for all of the outstanding shares, including shares represented by American Depositary Shares, and certain warrants of Sonera, pursuant to which (1) TeliaSonera acquired approximately 95 percent of Sonera’s shares on a fully-diluted basis, (2) Sonera became a 95 percent majority-owned subsidiary of TeliaSonera and (3) TeliaSonera became the ultimate beneficial owner of the Common Shares held of record by Sonera.”

Item 4. Purpose of the Transaction

     The response to Item 4 of the Statement is hereby amended by adding the following paragraphs to the end thereof:

     “As described in Item 3 above, TeliaSonera became the ultimate beneficial owner of the Common Shares as a result of the Exchange Offer.

     TeliaSonera, Sonera and Sonera B.V. intend to review and evaluate their investment in the Company from time to time.

     TeliaSonera, Sonera and Sonera B.V. may acquire or dispose of securities of the Company, including Common Shares, directly or indirectly, in open-market or privately negotiated transactions subject to certain limitations, depending upon the evaluation of the performance and prospects of the Company by TeliaSonera, Sonera, and Sonera B.V. and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. In addition, TeliaSonera, Sonera and Sonera B.V. may from time to time choose to remove and/or replace either of the two persons that they are entitled to designate as members of the Company’s board of directors.

     Except for the foregoing and as disclosed below, TeliaSonera, Sonera and Sonera B.V. do not have any present plans or proposals that relate to or would result in any of the following actions or events:

–	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

–	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

–	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

–	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

–	any material change in the present capitalization or dividend policy of the Company;

–	any other material change in the Company’s business or corporate structure;

–	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

–	causing a class of securities by the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

–	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

–	any action similar to any of those enumerated above.”

Item 5. Interest in Securities of the Issuer

     The response to Item 5 of the Statement is hereby amended in its entirety to read as follows:

     “On December 9, 2002, in connection with the completion of the Exchange Offer described in Item 3 above, Sonera became a 95 percent owned subsidiary of TeliaSonera. The 6,000,000 Common Shares with respect to which TeliaSonera, Sonera and Sonera B.V. may be deemed to have shared power to vote and dispose represent 24.3% of the 24,676,472 Common Shares outstanding on November 6, 2002 as disclosed by the Company in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2002.

     Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons, nor any of the executive officers or directors of the Reporting Persons, beneficially owns any Common Shares, and (ii) there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons, nor, to the best of the knowledge of the Reporting persons, by any of the executive officers or directors of the Reporting Persons.”

Item 7. Material to be filed as Exhibits

     The response to Item 7 of the Statement is hereby amended and supplemented to include Exhibit 4 as follows:

Exhibit
Number	Description

4	Joint Filing Agreement among TeliaSonera AB, Sonera Corporation and Sonera Holding B.V.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2002	TELIASONERA AB

	By:	/s/ ANDERS IGEL Name: Anders Igel Title: President and CEO

	By:	/s/ JAN HENRIK AHRNELL Name: Jan Henrik Ahrnell Title: General Counsel

SONERA CORPORATION

	By:	/s/ KIM IGNATIUS Name: Kim Ignatius Title: CFO

	By:	/s/ MAIRE LAITINEN Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

	By:	/s/ JAAP JOHAN VAN DER VLIES Name: Jaap Johan van der Vlies Title: Managing Director

SCHEDULE I

     The following sets forth for the executive officers and directors of TeliaSonera AB: (i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of TeliaSonera AB and the current business address for each of its officers and directors is Mårbackagatan 11, S-123 86 Farsta, Sweden.

Board of Directors of TeliaSonera AB

Name and Title	Present Principal Occupation	Citizenship

Tapio Hintikka, Chairman	Chairman of the board of TeliaSonera	Finnish

Lars-Eric Petersson, Deputy Chairman	President and CEO of Skandia	Swedish

Carl Bennet, Director	Chairman of the boards of Boliden, Elanders, Getting, Halmstad University, Lifco, Scanrec and Sorb Industri	Swedish

Ingvar Carlsson, Director	Chairman of the board of Swedish Foundation for Strategic Research	Swedish

Eva Liljeblom, Director	Professor of Finance and head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland	Finnish

Caroline Sundewall, Director	Independent business consultant	Swedish

Roger Talermo, Director	President and CEO of the Amer Group Plc.	Finnish

Tom von Weymarn, Director	President and CEO of Oy Rettig Ab	Finnish

Executive Officers of TeliaSonera AB

Name and Title	Citizenship

Anders Igel, CEO and President	Swedish

Harri Koponen, Deputy CEO and Head of Marketing, Products and Services	Finnish

Kim Ignatius, CFO	Finnish

Michael Kongstad, Head of corporate communication	Finnish

Jan Henrik Ahrnell, Head of corporate legal affairs	Swedish

Lars-Gunnar Johansson, Head of Networks and Technology	Swedish

SCHEDULE II

     The following sets forth for the executive officers and directors of Sonera Corporation: (i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of Sonera Corporation and the current business address for each of its officers and directors is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland.

Board of directors of Sonera Corporation

Name and Title	Present Principal Occupation	Citizenship

Tapio Hintikka, Chairman	Chairman of the board of TeliaSonera	Finnish

Jussi Länsiö, vice Chairman	President and CEO of Oyj Hartwall Abp	Finnish

Jorma Laakkonen, Director		Finnish

Eva Liljeblom, Director	Professor of Finance and head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland	Finnish

Roger Talermo, Director	President and CEO of Amer Group Plc	Finnish

Esa Tihilä, Director	President and CEO of Meridea Financial Software Oy	Finnish

Tom von Weymarn, Diector	President and CEO of Oy Rettig Ab	Finnish

Executive officers of Sonera Corporation

Name and Title	Citizenship

Harri Koponen, President and CEO	Finnish

Aimo Eloholma, COO, Deputy CEO and Head of Sales and Marketing Layer	Finnish

Kim Ignatius, Executive Vice President and CFO	Finnish

Jaakko Nevanlinna, Executive Vice President, Chairman of Sonera
Carrier Networks and Head of Production and Networks Layer	Finnish

Niklas Sonkin, Executive Vice President and Chief Strategy Officer	Finnish

Anni Vepsäläinen, Head of HR and Competencies and acting Head of Products and Services Layer	Finnish

SCHEDULE III

     The address of Sonera Holding B.V. and its directors and executive officers is Rivium 1e Straat 9, 2909 LE Capelle aan den IJssel, the Netherlands.

     The directors of Sonera Holding B.V. are Jaap Johan van der Vlies (a citizen of the Netherlands), Maire Laitinen (a citizen of the Republic of Finland), Aimo Olkonnen (a citizen of the Republic of Finland) and Olli Tuohimaa (a citizen of the Republic of Finland).

EXHIBIT INDEX

Exhibit
Number	Description

4	Joint Filing Agreement among TeliaSonera AB, Sonera Corporation and Sonera Holding B.V.

EXHIBIT 4

JOINT FILING AGREEMENT

     Telia Sonera AB, a Swedish corporation, Sonera Corporation, a Finnish corporation, and Sonera Holding B.V., a Netherlands corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the amended Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, no par value per share, of Metro One Telecommunications, Inc., an Oregon corporation, is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

December 19, 2002

TELIASONERA AB

	By:	/s/ ANDERS IGEL Name: Anders Igel Title: President and CEO

	By:	/s/ JAN HENRIK AHRNELL Name: Jan Henrik Ahrnell Title: General Counsel

SONERA CORPORATION

	By:	/s/ KIM IGNATIUS Name: Kim Ignatius Title: CFO

By:/s/ MAIRE LAITINEN Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

By:	/s/ JAAP JOHAN VAN DER VLIES Name: Jaap Johan van der Vlies Title: Managing Director